EXHIBIT 99.1

   PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)
CONDENSED INTERIM FINANCIAL STATEMENTS

Nine month period ended September 30, 2014
(Expressed in Canadian Dollars)

Unaudited – Prepared by Management

PACIFIC THERAPEUTICS LTD.
Condensed Interim Financial Statements
September 30, 2014
(Unaudited – See “Notice to Reader” below)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed the condensed interim financial statements for the period ended September 30, 2014.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)
Condensed Interim Statements of Financial Position
(Expressed in Canadian Dollars)

AS AT:	30 Sep 14	31 Dec 13
	$	$
ASSETS
CURRENT
Cash and cash equivalents	8,370	180,692
Goods and Services Tax/Harmonized Sales Tax Receivable	3,102	7,391
Prepaid expenses and deposits	8,808	36,605
	20,280	224,688
NON-CURRENT ASSETS
PROPERTY AND EQUIPMENT (Note 3)	1,531	2,443
INTANGIBLE ASSETS (Note 4)	65,958	59,913
	87,769	287,044

LIABILITIES
CURRENT
Trade payable and accrued liabilities	231,916	226,201
Convertible note (Note 6)	50,000	30,900
Due to related parties (Note 5)	601,551	470,087
	883,467	727,188
SHAREHOLDERS' DEFICIENCY
Share capital (Note 7)	2,699,210	2,699,210
Share subscriptions recieved	6,000	-
Warrant and option reserve (Note 7)	221,512	123,704
Deficit accumulated during the development stage	(3,722,420)	(3,263,058)
	(795,698)	(440,144)
	87,769	287,044

Nature and Continuance of Operations (Note 1)

Subsequent Events (Note 10)

On behalf of the Board:

“Douglas H. Unwin”	Director	“Doug Wallis”	Director
Douglas H. Unwin		Doug Wallis

The accompanying notes are an integral part of these condensed interim financial statements.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)
Condensed Interim Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)

	Three Months ended	Three Months ended	Nine Months ended	Nine Months ended
	30 Sep 14	30 Sep 13	30 Sep 14	30 Sep 13
Expenses
Advertising and promotion	$38,829	$11,156	$53,994	$47,818
Amortization of property and equipment	304	245	912	1,954
Amortization of intangible assets	1,468	1,495	4,150	3,410
Bank charges and interest	3,275	6,727	6,559	16,008
Donation	-	-	500	-
Insurance	6,997	3,164	20,991	12,959
Investor relations	-	15,000	11,250	61,250
Office and miscellaneous	717	2,092	3,602	5,469
Professional fees	22,064	49,863	97,336	89,131
Rent and occupancy costs	3,600	4,802	10,800	10,805
Share based payments	-	4,986	97,808	39,833
Telephone and utilities	521	684	1,240	1,396
Transfer agent	14,958	1,684	19,790	4,941
Travel	2,812	6,185	10,656	7,121
Wages and benefits	40,000	40,000	120,000	115,560
	135,545	148,083	459,588	417,655
Interest expense
Interwest loan interest	-	900	-	2,700
	-	900	-	2,700
Other Expenses (Income)
Exchange loss/(gain)	-	57	(226)	103
Loss/(gain) on derivative liability (Note 6)	-	(44,144)	-	(30,889)
Write-off of license (Note 4)	-	-	-	42,510

Net Loss and Comprehensive Loss	$(135,545)	$(104,896)	$(459,362)	$(432,079)

Loss per share Basic and Diluted	$(0.00)	$(0.00)	$(0.01)	$(0.02)
Weighted average number of common shares outstanding	37,456,825	25,861,550	37,456,825	25,861,550

The accompanying notes are an integral part of these condensed interim financial statements.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)
Condensed Interim Statements of Changes in Shareholders’ Deficiency
(Expressed in Canadian Dollars)

	Number of common shares	Share capital	Share Subscriptions received	Warrant and option reserve	Deficit	Total
		$	$	$	$	$
Balance at December 31, 2012	22,586,825	1,995,716	30,000	206,212	(2,662,918)	(430,990)
Common shares issued for cash @ $0.05	4,000,000	200,000	24,000	-	-	224,000
Share issue costs	-	(26,937)	-	11,936	-	(15,001)
Share based payments	-	-	-	39,833	-	39,833
Loss for the period	-	-	-	-	(432,078)	(432,078)
Balance at September 30, 2013	26,586,825	2,168,779	54,000	257,981	(3,094,996)	(614,236)
Balance at December 31, 2013	37,456,825	2,699,210	-	123,704	(3,263,058)	(440,144)
Common shares issued for cash @ $0.05	-	-	6,000	-	-	6,000
Share based payments	-	-	-	97,808	-	97,808
Loss for the period	-	-	-	-	(459,362)	(459,362)
Balance at September 30, 2014	37,456,825	2,699,210	6,000	221,512	(3,722,420)	(795,698)

The accompanying notes are an integral part of these condensed interim financial statements.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)
Condensed Interim Statements of Cash Flows
(Expressed in Canadian Dollars)

	Nine Months ended	Nine Months ended
	30 Sep 14	30 Sep 13
	$	$
Cash flows used in operating activities
Net loss and comprehensive loss	(459,362)	(432,079)
Adjustments for items not affecting cash
Amortization of property and equipment	912	1,954
Amortization of intangible assets	4,150	3,410
Share based payments	97,808	39,833
Loss on derivative liability	-	13,255
Changes in non-cash working capital balances
Advances	-	(1,500)
Goods and Services Tax/Harmonized Sales Tax recoverable	4,289	(1,467)
Prepaid expenses	27,797	81,244
Write-off of license	-	42,510
Accounts payable and accrued liabilities	137,179	39,618
	(187,227)	(213,222)
Cash flows used in investing activities
Additions to intangible assets	(10,195)	(4,218)
	(10,195)	(4,218)
Cash flows from/(used in) financing activities
Issue of common shares for cash	-	173,063
Subscriptions received	6,000	(30,000)
Issuance of finders' warrants	-	11,936
Promissory note	19,100	8,844
Shareholder demand loan	-	(45,553)
Due to shareholders	-	(6,947)
	25,100	111,343

Change in cash and cash equivalents	(172,322)	(106,097)
Cash and cash equivalents, beginning of period	180,692	9,854
Cash and cash equivalents, end of period	8,370	(96,243)

The accompanying notes are an integral part of these condensed interim financial statements.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Pacific Therapeutics Ltd. (the “Company" or "PTL") was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. The Company is a development stage company focused on developing proprietary drugs to treat certain types of lung disease including fibrosis. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange (“CSE”) and opened for trading on November 16, 2011.

PTL has financed its cash requirements primarily from share issuances and payments from research collaborators. The Company's ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It will be necessary for the Company to raise additional funds for the continuing development of its technologies.

The condensed interim financial statements have been prepared on a going concern basis, which contemplates continuity of operations and the realization of assets and settlement of liabilities in the ordinary course of business. The Company is subject to risks and uncertainties common to drug discovery companies, including technological change, potential infringement on intellectual property of and by third parties, new product development, regulatory approval and market acceptance of its products, activities of competitors and its limited operating history.  Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. The condensed interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

These condensed interim financial statements were approved and authorized for issue by the Board of Directors on November 28, 2014.

(a)	Statement of Compliance

These unaudited condensed interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standard 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee.

These unaudited condensed interim financial statements do not include all of the information required of a full annual financial report and should be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2013.

(b)	Basis of Presentation

These condensed interim financial statements were prepared on a historical cost basis and are presented in Canadian dollars which is the Company’s functional currency. All financial information has been rounded to the nearest dollar.

(c)	Use of Estimates

The preparation of condensed interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed interim financial statements and the reported amounts of revenues and expenditures during the reporting periods. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)

3.	PROPERTY AND EQUIPMENT

Cost
Balance at:	Computer Equipment	Furniture and Fixtures	Leasehold Improvements	Lab Equipment	Total

December 31, 2012	$5,876	$-	$-	$5,798	$11,674
December 31, 2013	$5,876	$-	$-	$6,200	$12,076
September 30, 2014	$5,876	$-	$-	$6,200	$12,076

Amortization
Balance at:	Computer Equipment	Furniture and Fixtures	Leasehold Improvements	Lab Equipment	Total

December 31, 2012	$5,662	$-	$-	$1,550	$7,212
Amortization for the year	96	-	-	2,325	2,421

December 31, 2013	$5,758	$-	$-	$3,875	$9,633
Amortization for the period	40	-	-	872	912

September 30, 2014	$5,798	$-	$-	$4,747	$10,545

Carrying amounts
Balance at:	Computer Equipment	Furniture and Fixtures	Leasehold Improvements	Lab Equipment	Total

December 31, 2012	$214	$-	$-	$4,248	$4,462
December 31, 2013	$118	$-	$-	$2,325	$2,443
September 30, 2014	$78	$-	$-	$1,453	$1,531

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)

4.	INTANGIBLE ASSETS

Cost
	Technology Licenses (i)	Patents (ii)	Total

December 31, 2012	$42,510	$64,315	$106,825
Additions	-	13,569	13,569
Write-off	(42,510)	-	(42,510)

December 31, 2013	$-	$77,884	$77,884
Additions	-	10,195	10,195

September 30, 2014	$-	$88,079	$88,079

Amortization
	Technology Licenses (i)	Patents (ii)	Total

December 31, 2012	$-	$13,263	$13,263
Amortization for the year	-	4,708	4,708

December 31, 2013	$-	$17,971	$17,971
Amortization for the period	-	$4,150	4,150

September 30, 2014	$-	$22,121	$22,121

Carrying amounts
	Technology Licenses (i)	Patents (ii)	Total

December 31, 2012	$42,510	$51,052	$93,562
December 31, 2013	$-	$59,913	$59,913
September 30, 2014	$-	$65,958	$65,958

(i)
On January 9, 2013, the technology license agreement with Dalhousie University was terminated due to breach of contract for non-payment of maintenance amounts due, accordingly the technology license was written down to nil.

(ii)	Due to a finite life of patents which begins from the date of application; the Company amortizes all patent costs over the expected life of the patent.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)

5.	DUE TO RELATED PARTIES

Due to related parties as at September 30, 2014 consists of $601,551 (December 31, 2013 - $470,087, September 30, 2013 - 189,575). These amounts consist of short term loans, services rendered and expenses paid on behalf of the Company by shareholders and or officers of the Company and are unsecured, non-interest bearing and payable on demand (note 8).

6.	CONVERTIBLE NOTE AND DERIVATIVE LIABILITY

On September 24, 2012 the Company issued a convertible note (the “Note”) with a face value of $30,000, issued 200,000 warrants (“Bonus Warrants”) and received $30,000 in cash. The Bonus Warrants with an exercise price of $0.22 expire on September 24, 2014. The Note had a term of one year and was repaid in full in January 2014.

The holder of the Note may convert the whole Note or any portion into units at any time. Each unit will consist of 1 common share (the “Share Option”) and 1 warrant (the “Warrant Option”), with each Warrant Option exercisable to acquire an additional common share for a period of 2 years from the date the Warrant Option was issued. Subject to regulatory approval the conversion price per unit will be at a 25% discount to the ten day weighted average price of the Company’s shares at the date of conversion. Subject to regulatory approval the exercise price per Warrant Option will be at a 25% premium to the ten day weighted average price of the issuer’s shares at the date of conversion. Each Bonus Warrant is exercisable to acquire an additional common share for a period of 2 years from the closing date at a price of $0.22. The Note accrues interest at the rate of 1% per month, payable in quarterly installments.

The fair value of the Bonus Warrants and Share Options were determined using the Black-Scholes Pricing Model. The Black-Scholes Pricing Model is based on several subjective assumptions including the expected life of the option and expected future stock price volatility. Changes in these assumptions can materially affect the estimated fair value of the Company’s stock options. The estimated fair value of the Bonus Warrants was calculated on the grant date as $13,238. The estimated fair value of the share options was calculated on the grant date as $18,232.

The fair value of the Warrant Options was determined using the Geske Price Model. The Geske Price Model is based on several subjective assumptions including the expected life of the option and expected future stock price volatility. Changes in these assumptions can materially affect the estimated fair value of the Company’s stock options. The estimated value of the Warrant Option was calculated on the grant date as $11,600.

Upon initial recognition, the Company bifurcated the $30,000 proceeds between the component parts of the convertible note using the relative fair value method as follows:

		Estimated Value		Allocation of Proceeds
Current Liabilities
Convertible Loan	Face value of note	$30,000	41%	$12,317
Derivative Liability	Share option	18,232	25%	7,485
Derivative Liability	Warrant option	11,600	16%	4,763
Warrant and option reserve	Bonus warrants	13,238	18%	5,435
		$73,070	100%	$30,000

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)

The discount on the component parts of the convertible note are accredited as interest expense over the one year term of the note. As at December 31, 2013 the derivative liability was re-measured to fair value. This resulted in a gain on derivative liability being recognized on the face of the condensed interim financial statements of $30,900.

7.	SHARE CAPITAL

Authorized
Unlimited	Class A common shares without par value
1,500,000	Class B Series I preferred shares without par value
1,000,000	Class B Series II preferred shares without par value

Issued
37,456,825	Class A common shares without par value
NIL	Class B Series I preferred shares without par value
NIL	Class B Series II preferred shares without par value

Class A Common Shares

On February 13, 2013 the Company closed the first tranche of a non-brokered private placement and issued 1,800,000 units at $0.05 per unit for gross proceeds of $90,000, of which $30,000 was recorded during the year ended December 31, 2012.  Each unit is comprised of one common share and one-half a purchase warrant, each whole warrant being exercisable for one common share at an exercise price of $0.22 until February 12, 2015. The Company paid finder’s fees of $5,000 and issued 100,000 finders warrants to finders in the first tranche. The finders’ warrants have the same terms as the warrants that are part of the above Units. The fair value of the 100,000 finders’ warrants was $2,742 as estimated at the date of issue using the Black-Scholes pricing model.

On May 1, 2013, the Company closed the second tranche of a non-brokered private placement and issued an additional 2,200,000 units at $0.05 per unit for gross proceeds of $110,000. Each unit is comprised of one common share and one-half a purchase warrant, each whole warrant being exercisable for one common share at an exercise price of $0.22 until May 1, 2015. The Company paid finder’s fees of $10,000 and issued 200,000 finders warrants to finders in the second tranche. The finders’ warrants have the same terms as the warrants that are part of the above Units. The fair value of the 200,000 finders’ warrants was $5,413 as estimated at the date of issue using the Black-Scholes pricing model.

On October 8, 2013 the Company closed the first tranche and issued 2,160,000 units for gross proceeds of $108,000. 2,160,000 warrants were issued with an expiration date of October 8, 2016. Each unit is comprised of one common share and one share purchase warrant, each warrant being exercisable for one common share at an exercise price of $0.10 for three years from the closing date of the placement. Finders’ fees were paid in the amount of $4,500 cash and issued 90,000 finders warrants having the same terms as the warrants issued as part of the units. The fair value of the 100,000 finders’ warrants was $2,646 as estimated at the date of issue using the Black-Scholes pricing model.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)

On October 18, 2013 the Company closed the second tranche and issued 1,980,000 units for gross proceeds of $99,000. 1,980,000 warrants were issued with an expiration date of October 18, 2016. Each unit is comprised of one common share and one share purchase warrant, each warrant being exercisable for one common share at an exercise price of $0.10 for three years from the closing date of the placement Finders fees were paid in the amount of $2,000 cash and issued 40,000 finders warrants having the same terms as the warrants issued as part of the units. The fair value of the 40,000 finders’ warrants was $3,306 as estimated at the date of issue using the Black-Scholes pricing model.

On November 5, 2013 the Company closed the third tranche and issued 6,730,000 units for gross proceeds of $336,500. 6,730,000 warrants were issued with an expiration date of November 5, 2016. Each unit is comprised of one common share and one share purchase warrant, each warrant being exercisable for one common share at an exercise price of $0.10 for three years from the closing date of the placement Finders’ fees were paid in the amount of $2,500 cash and issued 50,000 finders warrants having the same terms as the warrants issued as part of the units. The fair value of the 50,000 finders’ warrants was $1,899 as estimated at the date of issue using the Black-Scholes pricing model.

Share subscriptions received:

At September 30, 2014 the Company had received $6,000 (December 31, 2013 - $Nil) from an investor for 120,000 shares at $0.05 per share. The shares were issued by the Company on October 3, 2014.

Stock options and share based compensation:

As at September 30, 2014 and December 31, 2013, the following stock options were outstanding:

		Nine months ending	Twelve months ending
Expiry Date	Exercise Price $	30 Sep 14	31 Dec 13
4-Nov-14	0.27	150,000	150,000
5-Mar-15	0.27	375,000	375,000
11-Jun-15	0.06	500,000	-
10-Jan-17	0.10	400,000	-
3-Jul-17	0.10	475,000	475,000
21-Dec-17	0.10	450,000	450,000
4-Apr-18	0.10	350,000	350,000
16-Sep-18	0.10	100,000	100,000
7-Mar-19	0.10	525,000	-
Balance	0.12	3,325,000	1,900,000

The options outstanding and exercisable at September  30, 2014, have a weighted average remaining contractual life of 3 years (December 31, 2014 – 3.1 years). Stock option activity was as follows:

	Nine months ending		Twelve months ending
	30 Sep 14		31 Dec 13
	Options Outstanding	Exercise Price $	Options Outstanding	Exercise Price $
Balance at January 1	1,900,000	$0.15	1,675,000	$0.18
Exercised	-	-	-	-
Expired/Cancelled	-	-	(225,000)	0.27
Issued	1,425,000	0.09	450,000	0.10
Balance at period end	3,325,000	$0.12	1,900,000	$0.15

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)

The fair value of share based awards is determined using the Black-Scholes Option Pricing model. The model utilizes certain subjective assumptions including the expected life of the option and expected future stock price volatility. Changes in these assumptions can materially affect the estimated fair value of the Company’s stock options. The Company used the Black-Scholes Option Pricing Model for the grants on January 10, 2014, March 3, 2014 and June 11, 2014 and for multiple stock option grants occurring 2013. The assumptions used in the Black-Scholes Option Pricing Model for employees, directors and consultants were:

	Six months ended June 30, 2014	Twelve months ended December 31, 2013
Dividend yield	0%	0%
Expected volatility	299% - 308%	164% - 166%
Risk free interest rate	0.78% - 1.63%	1.23% - 1.87%
Expected life in years	1 - 5	5
Grant date fair value per share	$0.05 - $0.08	$0.08 - $0.09
Forfeiture rate	4%	4%

As at September 30, 2014 and December 31, 2013, the following share purchase warrants were issued and outstanding:

		Nine months ending		Twelve months ending
Expiry Date	Exercise Price $	September 30, 2014		December 31, 2013
19-Jun-14	$0.22	-		56,666
20-Jun-14	$0.22	-		732,670
31-Jul-14	$0.15	-	(1)	2,473,334
28-Aug-14	$0.25	-	(2)	60,000
21-Sep-14	$0.22	-		747,166
24-Sep-14	$0.22	-		200,000
16-Nov-14	$0.15	600,000	(3)	600,000
12-Feb-15	$0.22	1,000,000		1,000,000
1-May-15	$0.22	1,300,000		1,300,000
1-Oct-16	$0.22	2,160,000		2,160,000
8-Oct-16	$0.10	90,000		90,000
18-Oct-16	$0.10	1,980,000		1,980,000
18-Oct-16	$0.10	40,000		40,000
5-Nov-16	$0.10	6,730,000		6,730,000
5-Nov-16	$0.10	50,000		50,000
		13,950,000		18,219,836

(1)	On January 6, 2014 the Company extended the expiry date of 2,473,334 warrants from January 31, 2014, to July 31, 2014.
(2)	On January 6, 2014 the Company extended the expiry date of 60,000 warrants from February 28, 2014, to August 28, 2014.
(3)	On January 18, 2013 the Company extended the expiry date of 600,000 warrants from May 16, 2014, to November 16, 2014.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)

The warrants outstanding and exercisable at September 30, 2014, have a weighted average remaining contractual life of 1.7 years (2013 – 0.8 years). Warrant activity was as follows:

	Nine months ending		Twelve months ending
	September 30, 2014		December 31, 2013
	Warrants Outstanding	Exercise Price $	Warrants Outstanding	Exercise Price $
Opening balance	18,219,836	0.15	5,272,059	0.17
Expired	(4,269,836)	0.15	(602,223)	0.15
Exercised	-	0.15	-	0.15
Issued	-	0.22	13,550,000	0.14
Closing balance	13,950,000	0.15	18,219,836	0.15

8.	RELATED PARTY TRANSACTIONS AND BALANCES

All transactions with related parties are in the normal course of operations.

Details of the transactions between the Company and its related parties are disclosed below:

(a) Related Party Transactions and Key Management and Personnel Compensation

Payment or accruals for related parties in the nine months ended September 30, 2014 were $219,781 (2013 $126,347) were for services provided to the company were:

Nine months ended September 30,	2014	2013
Salary paid or accrued for Doug Unwin CEO	$120,000	$75,000
Consulting fees paid or accrued to Derick Sinclair CFO	27,000	16,500
Accounting fees paid or accrued to a company controlled by Derick Sinclair CFO	4,500	-
Legal fees for services from Greg Beniston a consultant and director of the Company	446	-
Share-based payments for options issued to Doug Unwin, Derick Sinclair and Doug Wallis	67,835	34,847

Total key management personnel compensation	$219,781	$126,347

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)

(b) Related Party Balances

Due to related parties as at September 30, 2014 was $564,051 (2013 - $189,575). These amounts consist of short term loans, services rendered and expenses paid on behalf of the Company by shareholders and or officers of the Company and are unsecured, non-interest bearing and payable on demand as follows:

	September 30, 2014	December 31, 2013

Amounts owing to derick Sinclair CFO of the Company for loans and consulting, accounting fees and interest on ISA.	$114,224	$86,760
Amounts owing to Greg Beniston a director of the Company for legal fees	17,117	17,117
Amounts owing to Wendy Chan a director of the Company for consulting fees	10,500
Amounts owing to Doug Wallis a director of the Company for interest on ISA	2,964
Amount owing to Doug Unwin the CEO and director of the Company for loans, salary, expenses and interest on ISA.	456,746	366,210
	$601,551	$470,087

During the nine months ended September 30, 2014 the Company granted 500,000, 5 year $0.10 incentive stock options that vested at date of grant to officers and directors and 500,000, 1 year $0.06 incentive options that vested at date of grant to and officer and director (During the twelve months ended December 31, 2013, the Company granted 450,000, 5 year $0.10 incentive stock options that vested at date of grant to officers and directors (Note 7).

9.	FINANCIAL INSTRUMENTS AND RISK

As at September 30, 2014, the Company’s financial instruments consist of cash and cash equivalents, trade payables, and due to related parties.

The carrying value of cash and cash equivalents, trade payables, and due to related parties approximate their fair values because of the short term nature of these instruments.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents. To minimize the credit risk the Company places these instruments with a high credit quality financial institution.

Liquidity Risk

The Company’s financial liabilities consist of $564,051 due to related parties (Note 8), $231,916 due to third parties and $50,000 in convertible notes (Note 6).  The amounts due to third parties consist of $40,107 due in 30 - 90 days, and $181,809 over 90 days.

Foreign Exchange Risk

The Company is not exposed to foreign exchange risk on its financial instruments.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)

Interest Rate Risk

At September 30, 2014, the Company is not exposed to interest rate risk as its interest bearing debt is at fixed rates.

10.	SUBSEQUENT EVENTS

On October 5, 2014, the Company issued 1,520,000 units for gross proceeds of $76,000. Each unit consists of one common share and one share purchase warrant, each warrant being exercisable for one common share at an exercise price of $0.15 and with an expiration date of October 3, 2015.

On October 5, 2014, the Company entered into a convertible Debenture for $50,000 convertible into shares at a 15% discount to the market at the time of conversion.

On October 28, 2014, the company issued 500,000 options with an exercise price of $0.10. the options expire as follows: 200,000 on October 28, 2014; 100,000 on October 28,2017; and 200,000 on October 28, 2019.